Exhibit 4.3

Sound Surgical Technologies LLC

Warrant Terms

Each warrant entitles the owner to purchase from Sound Surgical Technologies LLC (the “Company”) one Membership Unit in the Company (a “Unit”) at the price of $8,250 and is exercisable on or before the fifth anniversary of the date of issue of the warrant. If the fifth anniversary falls on other than a business day (being any day other than a Saturday, Sunday or holiday on which national banks in the United States are closed), the exercise period of the warrant will be extended through the next business day.

Fractional warrants may be issued. However, warrants are exercisable in the aggregate only for whole Units. In the event that exercise of a specific number of warrants results in a fraction of a Unit, fractions 0.5 and above will be rounded up; fractions below 0.5 will be rounded down. The Company may aggregate all warrant exercises within a twelve month period by an owner to whom warrants originally were issued and any transferee of such warrants for purposes of determining whether or not a fractional Unit would result from the most recent of such exercises. The aggregate price payable upon exercise a each warrant equals $8,250 times the whole number of Units resulting from the calculation described above.

A warrant may be exercised by actual delivery to the Company of a written notice, signed by the owner(s) of the warrant, stating that the warrant is being exercised, stating the total number of warrants being exercised and the number of whole units being purchased, and including a certified or cashier’s check (or delivery of good funds into the bank account of the Company specified by prior arrangement) in the aggregate amount of the exercise price.

Warrants are not protected against dilution as the result of issuance by the Company of additional Units or warrants, options, or other rights to acquire Units. Warrants will be adjusted for splits and consolidations of Units and for conversion of Units into stock.

Warrants carry no Membership rights, including without limitation any right to vote or to a distribution in the event of liquidation. Such rights attach only to Membership Units purchased upon exercise of a warrant.

Warrants will be recorded in the warrant register of the Company. No certificate or other evidence of warrants will be provided to owners, except that on request not more frequently than quarterly, the Company will confirm in writing to the registered owner of warrants the number of warrants held by the owner and the terms of such warrants.

The warrants are unregistered securities under the federal Securities Act of 1933. The Company does not intend to register the warrants. The Company has no obligation to register or to cooperate with the owner of warrants in registering the warrants in the future. Warrants may not be offered for sale, sold, transferred or assigned, or pledged as collateral for a loan or other purposes unless:

(1)	they are registered under the Securities Act of 1933 and applicable state securities laws; or
(2)	the owner provides the Company with the written opinion of a lawyer satisfactory to the Company, addressed to the Company and satisfactory in form and substance to the Company, that such registration is not required to permit such action under applicable federal and state securities laws.